EXHIBIT 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our combined financial statements and related notes included elsewhere in exhibit 99.2 to this Form 6-K. This discussion and analysis and other parts of exhibit 99.1 to this Form 6-K contain forward-looking statements based upon current beliefs, plans and expectations that involve risks, uncertainties and assumptions. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and elsewhere in our Annual Report on Form 20-F. You should carefully read the “Risk Factors” section of our Annual Report on Form 20-F  to gain an understanding of the important factors that could cause actual results to differ materially from our forward-looking statements.

Overview

We are a solar PV product provider principally engaged in the manufacture and sale of solar cables and solar connectors. We also actively cultivate partnerships with multiple IC chip manufacturers and offer customers new and used GPU and HPC servers. Our business is carried out through our operating subsidiaries, PN Smart Energy and its subsidiaries, in China.

Our mission is to become a green energy solutions provider to power data centers by using solar power and to make our planet greener by delivering environment-friendly solar PV products. Leveraging our expertise and experience in the solar PV products and services market, experience in developing solar power technologies, as well as business relationships with our HPC server customers, we aim to expand our solar PV product offerings and high computing server solutions to enterprise customers of HPC servers.

For the six months ended March 31, 2026 and 2025, our revenue was $25,499,136 and $24,176,271 respectively, and our net (loss)/income was $(7,135,474) and $391,967, respectively. Net loss attributable to owners of the Company was $(7,412,275) and $(65,757) for the six months ended March 31, 2026 and 2025, respectively. For the six months ended March 31, 2026, we generated 94.41% of our revenue from sales of solar PV products and 5.59% from other services, compared to 94.78% of our revenue from sales of solar PV products and 5.22% from sales of HPC products for the six months ended March 31, 2025.

Recent Developments and Business Highlights

While our results for the six months ended March 31, 2026 reflect a net loss, we believe that loss was driven principally by a significant non-cash equity incentive charge and by industry-wide headwinds, and that it does not fully reflect the underlying progress the Company made during the period. We highlight the following developments, which we believe are important to understanding our performance and prospects:

Revenue growth against an industry downturn

Total revenues increased 5.47% to $25,499,136 for the six months ended March 31, 2026, compared with $24,176,271 in the corresponding period of the prior year, despite significant headwinds throughout the solar photovoltaic industry. Revenue generated from solar PV products rose by 5.05% year-on-year. Overseas sales climbed 44.62% to $10,811,850 from $7,476,071 in the prior comparable period. The robust growth in overseas revenue was primarily attributable to the continuous expansion of the Company’s global sales network, active development of new overseas customers, as well as enlarged production capacity supported by the relocation and commissioning of new manufacturing facilities.

Two new business lines launched and already contributing

During the period we commenced two new operations, an international freight and logistics business and a PV power station operation business. Together these newly developed businesses generated approximately $1.4 million of incremental revenue in their first months of operation, advancing our strategy of diversifying beyond core solar cable and connector manufacturing.

Strategic increase in Nanjing Cesun Power and a five-year profit guarantee

We increased our equity interest in Nanjing Cesun Power Co., Ltd. to 44%. Under the related Share Purchase Agreement, the seller has provided an unconditional guarantee of cumulative audited after-tax net profit of at least $10,000,000 for the investee over a five-year measurement period, with any shortfall to be settled in cash within 30 days following the final-year audit, and is subject to a five-year lock-up on the Class B shares issued as consideration. In accordance with ASC 450-20, this gain contingency is not recognized in our financial statements until realized; however, we believe it provides meaningful downside protection and visibility into future returns from this investment.

Substantial strengthening of the balance sheet

Total assets grew 29.5% to $58,919,930 as of March 31, 2026 from $45,494,086 as of September 30, 2025, and total shareholders' equity grew 47.7% to $33,193,219 from $22,477,110. Additional paid-in capital increased to $26,067,697 from $8,464,735, reflecting capital raised through the exercise of employee stock options and shares issued in strategic acquisitions, and our long-term equity investments increased to $17,670,361 from $6,891,243, reflecting continued investment in project and capacity pipeline.

Positive working capital and a manageable debt profile

As of March 31, 2026, we held cash and cash equivalents of $4,882,622 and maintained positive working capital of $11,647,914. Total outstanding borrowings were $2,036,592, all of which are onshore in the PRC. Based on existing cash reserves and expected operating cash inflows, management believes the Company has adequate resources to meet its obligations over the next twelve months.

Continued investment in innovation

Research and development expenses increased 199.83% to $1,127,347, funding several newly launched projects, including the development of a photovoltaic conductor winding device designed to prevent tangling and wire crimping. As of the date of this report, we hold 58 patents, comprising 43 utility model patents, seven invention patents and eight design patents.

Impact of non-cash share-based compensation

Our net loss for the period included $5,594,106 of non-cash share-based compensation expense recognized in connection with equity incentive awards granted to, and immediately vested by, employees and key personnel. Because these awards vested upon grant, their full fair value was expensed in the current period, with no cash outflow and no reduction in our cash position or net working capital; the offsetting entry was recorded entirely within additional paid-in capital. Excluding this non-cash charge, adjusted net loss for the period would have been $1,541,368. We view these equity awards as a strategic investment to retain and align the core operating and technical team that will execute our growth strategy. Adjusted net loss is a non-GAAP measure; the most directly comparable GAAP measure is net loss of $7,135,474, and the only reconciling item is the $5,594,106 of non-cash share-based compensation expense described above. Adjusted net loss should not be considered in isolation or as a substitute for net loss determined in accordance with U.S. GAAP.

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For the six months ended March 31, 2026
Net loss (GAAP)	$(7,135,474)
Add: non-cash share-based compensation	5,594,106
Adjusted net loss (non-GAAP)	$(1,541,368)

Key Factors Affecting Operating Results

We believe our results of operations for the current six months reflect a net loss and future success are primarily affected by the following specific factors:

Economic and industry trends in China and globally

Our business and results of operations are affected by general factors driving the solar PV energy and HPC server industries, which are well positioned for further growth potential as indicated by, among others, (i) the strong and steady growth of the respective markets globally, and (ii) increasing demand for technologically advanced and diversified products. Consumer demand is driven by a number of other factors, including rapidly growing demand for quality and technology innovation, rising energy costs and utility costs. We believe that we are poised to benefit from the resilient consumer demand benefiting from certain favorable government policies and regulations applicable to the industry alongside the overall macroeconomic growth. On the other hand, there could also be industry challenges and regulatory restrictions in the future that affect us.

Our ability to ramp up production and increase sales volume

Our results of operation and financial performance depend upon our ability to continue to expand production capacity in response to the increasing consumer demand. Hence, it is critical for us to continuously ramp up production and increase sales volume. We conduct a lean production approach and determine our production target by closely monitoring the actual ordering requirements from customers. In addition, we take a comprehensive and strict management over the quality control to enhance the production efficiency and ensure delivery in a timely manner. Furthermore, we plan to enhance our automation level in the future.

Our current manufacturing facility in Ningbo, Zhejiang Province commenced production in June 2015 and has an annual production capacity of 180 million meters to fulfill the current demand. We intend to construct new manufacturing facility in Nanjing Pukou District to diversify our products portfolio and further solidify our market position. The manufacturing facility is expected to commence manufacturing in 2027. We believe that we will be able to reduce our volume-driven product costs and improve our gross margin when operating at scale.

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Our ability to expand in domestic and international markets

Our business success and financial performance depend in part on our expansion of market presence. Levering our insights and extensive experience through years of refinement and evolvement, we believe we are well positioned to successfully compete in the surging global market. We continue to position ourselves in existing geographic markets in Asia and Europe, which we expect to serve as important sources of future growth. We have built and will continue to expand a robust sales network across China and globally efficiently as we view international expansion as an important element of our strategy for our long-term development. Accordingly, expanded global reach will require continued investment and may expose us to additional foreign currency risk, international taxes and tariffs, legal obligations and additional operational costs, risks and challenges that may impact our result of business and financial condition.

Our ability to maintain existing and attract prospective customers

Our sustainable growth in the long term is significantly dependent upon the retention and growth of our customer base. We amassed a large, loyal and growing premium customers covering a wide spectrum of verticals, providing a stable source of business for our operating subsidiaries’ operations and highlighted our continued efforts to address their needs over time.

As we continue to ramp up our business presence and enhance our brand awareness and economies of scale, we expect to attract new and retain existing customers. Leverage our industry knowhow and brand recognition, we strive to stay close with our existing and prospective customers to understand their needs and preferences, which we believe is enabling us to further penetrate the respective industry and capture additional market share, and continue to diversify our customer base efficiently. We continue to invest in our selling and marketing efforts, which are critical to driving customer acquisition.

Our ability to invest in technology innovation and talents

Our business success and financial performance, particularly our ability to drive growth, depends upon our technological capabilities. As of the date of this annual report, we have mastered multiple key technologies and possessed 58 patents, including 43 utility model patents, seven invention patents and eight design patents. For details, see “Item 4. Information on the Company — B. Business Overview — Intellectual Property — Patent.”

We have and will continue to make investments in technology to constantly innovate and adapt to evolving consumer preferences. We intend to establish an R&D center and continue to attract more experienced, talented R&D personnel to increase our competitiveness and strengthen our R&D efforts. In addition, we expect to cooperate with PV module manufacturers and solar energy storage enterprises, some of which have industry-leading positions in the respective domain they operate in, to expand our product portfolio riding on the strong and steady growth of the solar PV energy industry, in hope to win market share.

Our ability to manage costs and improve operating efficiency

Our results of operations are affected by our ability to effectively control costs and enhance our operating efficiency. A significant portion of our cost of revenues primarily relates to raw materials and components, which is determined principally by market forces and changes in governmental policies, as well as our bargaining power with our suppliers. The market price of the relevant raw materials and components fluctuates with market conditions. For the fiscal years ended March 31, 2026 and 2025, cost of revenues accounted for 88.40% and 84.68% of our total revenues, respectively. Our ability to effectively control these costs as we continue to ramp up our production volume has affected and will continue to affect our financial performance significantly. Going forward, we will actively cultivate partnerships with suppliers to maintain competitive pricing terms.

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With the support of practical experience and industry know-how gained from our extensive operations serving a large customer base, we continue to refine and enrich our production to improve operating efficiency. With respect to selling and marketing expenses, we expect to continue to benefit increasingly from the network effect of our enhanced brand presence. We also intend to optimize our general and administrative expenses by enhancing our level of management, streamlining our internal workflows, and leveraging technology to drive convenience, cost-efficiency and productivity.

Results of Operations

The following tables set forth a summary of our consolidated statements of operations and comprehensive income for the six months ended March 31, 2026 and 2025, respectively. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report. The results of operations in any period are not necessarily indicative of our future trends.

	For the six months ended March 31,
	2026	2025	Variance	%
	（Unaudited）	（Unaudited）
Revenues	$25,499,136	$24,176,271	$1,322,865	5.47%
Cost of revenues	(22,541,371)	(20,472,346)	(2,069,025)	10.11%
Gross Profit	2,957,765	3,703,925	(746,160)	(20.15)%
Gross Margin	11.60%	15.32%

Operating expenses
Selling and marketing expenses	(1,108,040)	(973,207)	(134,833)	13.85%
General and administrative expenses	(7,799,283)	(1,850,399)	(5,948,884)	321.49%
Research and development expenses	(1,127,347)	(376,000)	(751,347)	199.83%
Total operating expenses	(10,034,670)	(3,199,606)	(6,835,064)	213.62%

Operating income	(7,076,905)	504,319	(7,581,224)	(1,503.26)%

Other income (expenses):
Interest expense	(80,048)	(76,431)	(3,617)	4.73%
Interest income	50,977	44,068	6,909	15.68%
Foreign exchange gain (loss), net	(136,335)	9,722	(146,057)	(1,502.33)%
Other income, net	53,959	92,276	(38,317)	(41.52)%
Total other income (expense), net	(111,447)	69,635	(181,082)	(260.04)%

Income before income tax expense	(7,188,352)	573,954	(7,762,306)	(1,352.43)%
Income tax (expense)/benefit	52,878	(181,987)	234,865	(129.06)%
Net (Loss)/Income	$(7,135,474)	$391,967	$(7,527,441)	(1,920.43)%

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Segment information for the six months Ended March 31, 2026

	Solar PV products	High performance computing products	Others	Total
Revenues	$24,072,467	$—	1,426,669	$25,499,136
Cost of revenues	21,334,488		1,206,883	22,541,371
Segment gross profit	$2,737,979	$—	219,786	$2,957,765
Segment gross margin	11.37%	—	15.41	11.60%

Segment information for the six months Ended March 31, 2025

	Solar PV products	High performance computing products	Total
Revenues	$22,915,062	$1,261,209	$24,176,271
Cost of revenues	19,683,435	788,911	20,472,346
Segment gross profit	$3,231,627	$472,298	$3,703,925
Segment gross margin	14.10%	37.45%	15.32%

Revenues

For the six months ended March 31, 2026 and 2025, our revenues were $25,499,136 and $24,176,271, respectively. This represents an increase of $1,322,865, or 5.47%, which was primarily driven by a $1,157,405 (or 5.05%) growth in solar PV product sales. This growth was partially offset by a $1,261,209 decrease in HPC product sales. In addition, other businesses, namely newly launched logistics and power plant operation businesses in the current period, contributed an incremental revenue increase of $1.4 million.

For the six months ended March 31, 2026, we generated revenue from sales of solar PV products of $24,072,467, representing an increase of $1,157,405 or 5.05%, comparing to $22,915,062 for the six months ended March 31, 2025. Revenue from sales of solar PV products accounted for 94.41% and 94.78% of our total revenues for the six months ended March 31, 2026 and 2025, respectively. The increase in our solar PV products sales was mainly due to: (1) the expanding global photovoltaic market, which drove higher demand for solar photovoltaic cables; (2) declining storage battery costs, which accelerated the return on investment for energy storage systems and encouraged users to install them; and (3) the growing number of countries promoting the installation of photovoltaic and energy storage systems through supportive policies and incentives.

Starting from the fiscal year ended September 30, 2023, our business has shifted to focus more on manufacturing and sales of our solar PV products and scaled down its HPC products operations due to the reduced demand for computing power after an initial surge driven by large models and challenges in the global development of computing power. We generated revenue from sales of HPC products of $0 for the six months ended March 31, 2026, representing a decrease of $1,261,209, or 100%, compared with $1,261,209 for the six months ended March 31, 2025.

Other operating revenues mainly consist of logistics income and power plant operation income. The Company established Ningbo Zhuoxing Logistics Co., Limited in April 2025 to specialize in freight transportation. To expand its business portfolio, the Company launched the power plant operation business in August 2025. These two newly developed businesses collectively generated incremental revenue of $1.4 million for the six months ended March 31, 2026.

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Cost of revenues

Cost of revenues consists primarily of manufacturing and purchase cost of servers, photovoltaic cable, and photovoltaic connectors etc., depreciation, maintenance, and other overhead expenses.

Our cost of revenues for solar PV products increased by $1,651,053, or 8.39%, outpacing the 5.05% growth in the related revenues, primarily due to higher copper prices during the period.

Our cost of revenues for other businesses mainly consists of logistics agency expenses and depreciation expense on power station equipment, which correspond to the two newly added businesses in the current period with an aggregate amount of $1.2 million.

Gross profit and margin

Gross profit for the six months March 31, 2026 and 2025 were $2,957,765 and $3,703,925, representing 11.6% and 15.32% of revenues, respectively. The gross margin decline for the six months ended March 31, 2026 compared to the corresponding period in 2025 was primarily driven by intense competition in the solar industry, which exerted substantial pricing pressure and forced the Company to cut unit selling prices. In addition, the sharp rise in copper prices, our key raw material during the current period, further squeezed gross margin levels.

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Selling and marketing expenses

Our selling and marketing expenses primarily consist of salaries and benefits, office expenses, and freight expenses. Our selling and marketing expenses were $1,108,040 and $973,207 for the six months ended March 31, 2026 and 2025, respectively. The selling and marketing expenses increased by $134,833 or 13.85%, primarily due to the increase in international shipping expenses, driven by the growth in our overseas revenues. Our overseas sales increased by $3,335,779, or 44.62%, from $7,476,071 for the six months ended March 31, 2025, to $10,811,850 for the six months ended March 31, 2026. The increase in our overseas sales reflected our strategy of shifting focus from HPC products to solar PV products, which contributed the major part of our overseas sales.

General and administrative expenses

Our general and administrative expenses consist primarily of salaries and welfare expenses, rental expenses, depreciation and amortization expenses, and bad debt provision. Our general and administrative expenses were $7,799,283 and $1,850,399 for the six months ended March 31, 2026 and 2025, respectively, representing an increase of $5,948,884, or 321.49%. The increase in general and administrative expenses for the six months ended March 31, 2026 compared with the corresponding six-month period ended March 31, 2025 was primarily attributable to $5,594,106 of non-cash share-based compensation expense recognized in respect of equity incentive awards granted to, and immediately vested by, employees in the current period. Excluding this non-cash charge, general and administrative expenses increased by $354,778, or 19.2%, over the prior-year period.

Research and development expenses

Research and development expenses primarily consist of material cost, employee salaries and benefit costs and other costs related to the improvement research and development for our solar PV products. Research and development expenses were $1,127,347 and $376,000 for the six months ended March 31, 2026 and 2025, respectively, representing a increase of $751,347, or 199.83%. The increase in research and development expenses was mainly due to several newly launched R&D projects during the period, including the development of photovoltaic conductor winding devices designed to prevent tangling and wire crimping.

Income tax expense

The PRC EIT is calculated based on the taxable income determined under the applicable EIT Law and its implementation rules, which became effective on January 1, 2008. The EIT Law applies a uniform 25% income tax rate for all resident enterprises in China. Income taxes reflected a benefit of $52,878 for the six months ended March 31, 2026, compared to an income tax expense of $181,987 for the six months ended March 31, 2025. The variance was mainly driven by the difference in pre-tax results between the two periods. The Company recorded a pre-tax loss of $7,188,352 for the six months ended March 31, 2026, which led to an increase in deferred tax assets and a corresponding reversal of deferred tax expense, resulting in a net income tax benefit in the current period.

Net (loss)/income

As a result of the foregoing, our net (loss)/income for the six months ended March 31, 2026 and 2025 were $(7,135,474) and $391,967, respectively, representing a decrease of $7,527,441.

Taxation

Cayman Islands Taxation

The following is a discussion on certain Cayman Islands income tax consequences of an investment in the Shares. The discussion is a general summary of the present law, which is subject to prospective and retroactive change. It is not intended as tax advice, does not consider any investor’s particular circumstances, and does not consider tax consequences other than those arising under Cayman Islands law.

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Under Existing Cayman Islands Laws

Payments of dividends and capital in respect of the Shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of interest and principal or a dividend or capital to any holder of the Shares, as the case may be, nor will gains derived from the disposal of the Shares be subject to Cayman Islands income or corporation tax. The Cayman Islands currently have no income, corporation or capital gains tax and no estate duty, inheritance tax or gift tax.

No stamp duty is payable in respect of the issue of the Shares or on an instrument of transfer in respect of a Share.

People’s Republic of China Taxation

Under the EIT Law, an enterprise established outside the PRC with a “de facto management body” within the PRC is considered a PRC resident enterprise for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income as well as tax reporting obligations. Under the Implementation Rules, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise.

In addition, SAT Circular 82 issued in April 2009 specifies that certain offshore-incorporated enterprises controlled by PRC enterprises or PRC enterprise groups will be classified as PRC resident enterprises if all of the following conditions are met: (a) senior management personnel and core management departments in charge of the daily operations of the enterprises have their presence mainly in the PRC; (b) their financial and human resources decisions are subject to determination or approval by persons or bodies in the PRC; (c) major assets, accounting books and company seals of the enterprises, and minutes and files of their board’s and shareholders’ meetings are located or kept in the PRC; and (d) half or more of the enterprises’ directors or senior management personnel with voting rights habitually reside in the PRC. Further to SAT Circular 82, the SAT issued Announcement of the State Administration of Taxation on Printing and Distributing the Administrative Measures for Income Tax on Chinese-controlled Resident Enterprises Incorporated Overseas (Trial Implementation) (the “SAT Bulletin 45”) on July 27, 2011, which took effect on September 1, 2011, to provide more guidance on the implementation of SAT Circular 82. SAT Bulletin 45 provides for procedures and administration details of determination on PRC resident enterprise status and administration on post-determination matters. If the PRC tax authorities determine that PN Smart Energy Ltd. is a PRC resident enterprise for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. For example, PN Smart Energy Ltd. may be subject to enterprise income tax at a rate of 25% with respect to its worldwide taxable income. Also, a 10% withholding tax would be imposed on dividends we pay to our non-PRC enterprise shareholders and with respect to gains derived by our non-PRC enterprise shareholders from transferring our shares or Ordinary Shares and potentially a 20% of withholding tax would be imposed on dividends we pay to our non-PRC individual shareholders and with respect to gains derived by our non-PRC individual shareholders from transferring our shares or Ordinary Shares.

It is unclear whether, if we are considered a PRC resident enterprise, holders of our shares or Ordinary Shares would be able to claim the benefit of income tax treaties or agreements entered into between China and other countries or areas. See “Item 3. Key Information — D. Risk Factors — Risk Factors Related to Doing Business in China — Under the PRC Enterprise Income Tax Law, we may be classified as a “Resident Enterprise” of China. Such classification will likely result in unfavorable tax consequences to us and our non-PRC shareholders.”

The SAT and the MOF issued the Notice of Ministry of Finance and State Administration of Taxation on Several Issues relating to Treatment of Corporate Income Tax Pertaining to Restructured Business Operations of Enterprises (the “SAT Circular 59”) in April 2009, which took effect on January 1, 2008. On October 17, 2017, the SAT issued the SAT Circular 37. By promulgating and implementing the SAT Circular 59 and the SAT Circular 37, the PRC tax authorities have enhanced their scrutiny over the direct or indirect transfer of equity interests in a PRC resident enterprise by a non-PRC resident enterprise.

Pursuant to the Tax Arrangement, where a Hong Kong resident enterprise which is considered a non-PRC tax resident enterprise directly holds at least 25% of a PRC enterprise, the withholding tax rate in respect of the payment of dividends by such PRC enterprise to such Hong Kong resident enterprise is reduced to 5% from a standard rate of 10%, subject to approval of the PRC local tax authority.

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Pursuant to the Circular of the State Administration of Taxation on the Issues concerning the Application of the Dividend Clauses of Tax Agreements (“SAT Circular 81”), a resident enterprise of the counter-party to such Tax Arrangement should meet all of the following conditions, among others, in order to enjoy the reduced withholding tax under the Tax Arrangement: (i) it must take the form of a company; (ii) it must directly own the required percentage of equity interests and voting rights in such PRC resident enterprise; and (iii) it should directly own such percentage of capital in the PRC resident enterprise anytime in the 12 consecutive months prior to receiving the dividends. Furthermore, the Administrative Measures for Non-Resident Enterprises to Enjoy Treatments, or the Administrative Measures, which took effect in January 1, 2020, requires that the non-resident taxpayer shall determine whether it may enjoy the treatments under relevant tax treaties and file the tax return or withholding declaration subject to further monitoring and oversight by the tax authorities. Accordingly, PN Smart Energy Ltd. may be able to enjoy the 5% withholding tax rate for the dividends it receives from WFOE, if it satisfies the conditions prescribed under SAT Circular 81 and other relevant tax rules and regulations. However, according to SAT Circular 81, if the relevant tax authorities consider the transactions or arrangements we have are for the primary purpose of enjoying a favorable tax treatment, the relevant tax authorities may adjust the favorable withholding tax in the future.

Liquidity and Capital Resources

We rely primarily on cash generated by our PRC operating subsidiaries to fund daily operations and business expansion. If operating cash flows are insufficient to cover future capital expenditures, capital commitments and operational outlays, we may raise additional funds via debt issuances, equity offerings or new credit facilities.

As of March 31, 2026, cash and cash equivalents were $4,882,622 and total working capital was $11,647,914, compared with $9,343,368 cash and $12,872,738 working capital as of September 30, 2025. The decrease resulted largely from significant net cash outflows from operating activities in the six months ended March 31, 2026, driven by industry PV market headwinds, rising raw material costs and expanded working capital investment, partially offset by financing inflows from bank loans and stock option exercises.

Net cash used in operating activities reached $6,458,168 for the current half-year, versus $1,592,453 in the prior period, while net cash used in investing activities declined sharply to $23,078 due to reduced upfront equity investments. Financing activities generated cash inflows of $2,370,844 in the current period, a notable decrease compared with the prior period’s $9,467,338. The year-over-year drop was primarily attributable to the prior period’s inclusion of net proceeds raised through our initial public offering.

We incurred a net loss of $7,135,474 in the current period and have taken targeted operational and financing measures to restore profitability and cash generation. Management is of the view that existing cash reserves plus expected operating cash inflows will be adequate to meet all payment obligations over the next 12 months, subject to successful execution of our PV business development plans.

As of March 31, 2026, total outstanding borrowings were $2,036,592, with all repayments due domestically in the PRC. We have outstanding capital contribution commitments to joint ventures required to be fully funded before September 30, 2026, which we plan to settle with onshore cash.

Current foreign exchange and other regulations in the PRC may restrict our PRC entities in their ability to transfer their net assets to us and our subsidiaries. However, we have no present plans to declare dividend and we plan to retain our retained earnings to continue to grow our business. In addition, these restrictions had no impact on our ability to meet our cash obligations as all of our current cash obligations are due within the PRC.

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Cash Flows

The following table summarizes our cash flows for the periods indicated:

	For the six months March 31,
	2026	2025
	（Unaudited）	（Unaudited）
Net cash used in operating activities	$(6,458,168)	$(1,592,453)
Net cash used in investing activities	(23,078)	(3,120,083)
Net cash provided by financing activities	2,370,844	9,467,338
Effect of exchange rate changes	265,401	(180,067)
Net increase (decrease) in cash, cash equivalents, and restricted cash	$(3,845,001)	$4,574,735

Operating Activities

Net cash used in operating activities was $6,458,168 for the six months ended March 31, 2026, primarily consisted of an increase of $1,103,233 in inventories, an increase of $4,583,163 in prepaid expenses and other current assets, a decrease of $1,608,035 in advance from customer, an increase of $1,023,987 in accounts payable.

Net cash used in operating activities was $1,592,453 for the six months ended March 31, 2025, primarily consisted of an increase of $1,244,674 in inventories, an increase of $4,740,203 in prepaid expenses and other current assets, an increase of $1,855,273 in accounts payable, an increase of $632,697 in advance from customer, an increase of $676,066 in notes payable.

Net cash used in operating activities amounted to $6,458,168 for the six months ended March 31, 2026, compared with $1,592,453 for the six months ended March 31, 2025, representing a decrease in operating cash flows of $4.87 million. This change was primarily driven by the operating loss incurred during the current period, coupled with a reduction in contract liabilities upon completion of certain export projects. The Company incurred operating losses for the six months ended March 31,2026, primarily due to the combined impacts of declining prosperity in the photovoltaic industry, persistently high prices of copper (the core raw material) resulting in rigid cost pressures, intensified industry competition and adverse policy changes. The photovoltaic industry entered a profound adjustment period during the year, with a significant decline in newly installed domestic photovoltaic capacity and shrinking market demand at the terminal end. The oversupply across the entire photovoltaic industrial chain intensified, strengthening the bargaining power of downstream customers and driving down the selling prices of the Company’s products significantly. Meanwhile, copper prices, a key raw material for photovoltaic cables, hit a record high, and the sustained high raw material costs substantially eroded the Company’s profit margins. In addition, overcapacity in the photovoltaic cable sector triggered cut-throat price competition, further compressing the profitability of orders. Furthermore, the cancellation of export tax rebate policies for photovoltaic-related products starting in 2026 and rising overseas trade barriers increased the operational costs for export businesses. The above factors jointly led to a substantial decline in the Company’s profits and resulted in operating losses for the six months ended March 31, 2026.

Investing Activities

For the six months ended March 31, 2026, net cash used in investing activities was $23,078, which primarily consisted of purchase of property, plant and equipment of $78,362, advances made to related parties of $688,559 and collection from related parties of $733,580.

For the six months ended March 31, 2025, net cash used in investing activities was $3,120,083, which primarily consisted of down-payment for investment of $1,452,121, purchase of property and equipment of $221,024, and purchase of investments of $1,446,938.

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Financing Activities

For the six months ended March 31, 2026, net cash provided by financing activities was $2,370,844, which was mainly contributed by proceeds from borrowings of $1,964,772, borrowings from related parties of $1,184,143, proceeds from exercise of stock options of 1,530,000, and repayment of borrowings of $2,028,701.

For the six months ended March 31, 2025, net cash provided by financing activities was $9,467,338, which was mainly contributed by proceeds from borrowings of $1,713,503,proceeds from related parties of $2,120,858, and net proceeds from initial public offering of $6,964,500 after deducting expenses primarily consisting of underwriting compensation, legal fees, and audit fees by issuing 2,000,000 ordinary shares at $4.00 per share for total gross proceeds of $8,000,000 in its Initial Public Offering (IPO), and repayment of borrowings of $843,419.

Off-Balance Sheet Arrangements

We did not have during the periods presented, and we do not currently have, any off-balance sheet financing arrangements or any relationships with unconsolidated entities or financial partnerships, including entities sometimes referred to as structured finance or special purpose entities, that were established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Tabular Disclosure of Contractual Obligations

Commitments and Contingencies

From time to time, we may be subject to certain legal proceedings, claims and disputes that arise in the ordinary course of business. Although the outcomes of these legal proceedings cannot be predicted, we do not believe these actions, in the aggregate, will have a material adverse impact on our financial position, results of operations or liquidity, except for the following disclosure.

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Capital Commitment

On May 11, 2023, the Company committed to invest $71,249 (RMB 500,000) to Ningbo Yiqiying New Energy Co., Ltd.. As of March 31, 2026, the Company had outstanding balances of $71,249 (RMB 500,000). The Company expected to pay off the outstanding capital fund before September 30, 2026.

On October 25, 2023, the Company committed to invest $6,000,000 (RMB 43,321,800) to establish a new company, Nanjing Cesun Power Co., Ltd., with other parties. As of March 31, 2026, the Company paid 5,464,618 (RMB 38,828,840) and had $535,382 (RMB 4,492,960) outstanding. The Company expected to pay off the outstanding capital fund before September 30, 2026.

On October 23, 2023, the Company committed to invest $142,499 (RMB 1,000,000) to establish a new company, Hubei Nanzhuo New Energy Co., Ltd., with other party. As of March 31, 2026, the Company had $142,499 (RMB 1,000,000) outstanding. The Company expected to pay off the outstanding capital fund before September 30, 2026.

On October 24, 2024, the Company committed to invest $35,625 (RMB 250,000) to Taizhou Shuyong New Energy Co., Ltd. As of March 31, 2026, the Company had outstanding balances of $35,625 (RMB 250,000). The Company expected to pay off the outstanding capital fund before September 30, 2026.

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